AD Office 11 – Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

September 8, 2017

September 8, 2017

CONFIDENTIAL

Mr. Larry Spirgel, Assistant Director

Ms. Kathleen Krebs, Special Counsel

Mr. William Mastrianna, Attorney-Adviser

Mr. Robert S. Littlepage, Accountant Branch Chief,

Mr. Joseph Cascarano, Senior Staff Accountant

AD Office 11 – Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Four Seasons Education (Cayman) Inc.
Response to the Staff’s Comments on the Amendment No. 1 to Draft
Registration Statement on Form F-1 Submitted August 9, 2017
CIK No. 0001709819

Dear Mr. Spirgel:

On behalf of our client, Four Seasons Education (Cayman) Inc. (the “Company”), a foreign private issuer under the laws of the Cayman Islands, we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated August 18, 2017 on the Company’s Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted August 9, 2017 relating to a proposed initial public offering in the United States of American Depositary Shares, representing the Company’s ordinary shares (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its Amendment No. 2 to Draft Registration Statement on Form F-1 (the “Revised Draft Registration Statement”) for confidential review pursuant to the Jumpstart Our Business Startups Act. Simultaneously with the submission via EDGAR, the Company is delivering to the Staff via hand delivery five courtesy copies of this letter and the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement.

AD Office 11 – Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

September 8, 2017

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Prospectus Summary, page 1

1.	We note your response to comment 4. We acknowledge the company’s representation that it will provide further updates on the status of its license and permit compliance in future revisions to the draft registration statement. In the interim, please disclose in your filing your supplemental statement that the company “intends to comply with the relevant regulatory permit and licensing requirements either upon the launch or, in accordance with normal PRC regulatory practice, following the launch of any new learning centers that it opens or acquires in the future.”

In response to the Staff’s comment, the Company has revised the disclosure on page 4 of the Revised Draft Registration Statement.

Corporate History and Structure, page 4

2.	Please revise your organization charts to also indicate that your contractual agreements are with the owners of the VIEs.

In response to the Staff’s comment, the Company has revised the disclosure on page 5, 6, 61 and 62 of the Revised Draft Registration Statement.

Use of Proceeds, page 51

3.	We note your responses to comments 8 and 11. To provide context, revise to quantify the amount of loans you may currently make to your VIEs and the amount of loans and capital contributions you may currently make to each of your PRC subsidiaries as compared to the amount of proceeds you intend to use for the stated purposes. In addition, clarify how the use the proceeds for each of the stated purposes would be within the business scopes of your PRC subsidiaries and VIEs. Furthermore, address the extent to which the IPO proceeds would have to be converted from U.S. dollars to RMB to be used as stated and how PRC exchange regulations would apply your circumstances. Lastly, discuss how long it would take and how likely it would be that you would receive the necessary approvals to use the proceeds for the intended purposes.

AD Office 11 – Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

September 8, 2017

The Company respectfully advises the Staff that, under PRC law, there are no statutory limits on the maximum amount of capital contributions the Company can make to its PRC subsidiary by increasing such subsidiary’s registered capital.

Furthermore, subject to completion of statutory procedures with relevant government authorities and banks, the Company can loan an estimated maximum of approximately RMB27.5 million to its PRC subsidiary and an estimated maximum of approximately RMB217.6 million to its VIEs and the VIEs’ subsidiaries listed in the Consolidated Financial Statements of the Revised Draft Registration Statement (“VIEs’ principal subsidiaries”). Such amounts may vary with the change in the relevant entities’ net assets at the time of calculation. The Company advises the Staff that as the size of the proposed offering has not been determined yet, the Company is unable to provide the exact amount of IPO proceeds used for each specified use of proceeds purpose. However, the Company believes that the amount of IPO proceeds that can be made to its PRC subsidiary, VIEs and the VIEs’ principal subsidiaries through capital contributions and loans will be sufficient to cover their intended use as set out in the Registration Statement.

The business scopes of the Company’s PRC subsidiary, VIEs and the VIEs’ principal subsidiaries include, among others, education and training, investment management, enterprise management consulting, education methodology consulting, pre-school education methodology consulting, publication operation, education-related supporting services and technology consulting. As such, the Company believes that its planned use of the IPO proceeds are all within such business scopes.

In addition, the Company advises the Staff that as the capital contributions and loans from the Company will be made in U.S. dollars, while the IPO proceeds are expected to be used in China in the form of Renminbi, the Company’s PRC subsidiary, VIEs and the VIEs’ principal subsidiaries, as applicable, will need to convert such capital contribution and loan amounts from U.S. dollars into Renminbi prior to applying such IPO proceeds for the stated use of proceeds purposes.

Under the PRC laws, the Company’s PRC subsidiary is required to make registration applications to commercial banks when receiving capital contributions from its shareholder. In addition, the Company’s PRC subsidiary, VIEs and the VIEs’ principal subsidiaries are required to submit registration applications to local branches of the State Administration of Foreign Exchange, or SAFE following the execution of foreign loan agreements. Furthermore, for the loans with terms longer than one year, the Company is generally required to register such loans with the National Development and Reform Commission or its local counterparts before the SAFE registration. Upon the completion of these registrations, these entities can then exchange and use the foreign currencies they receive into Renminbi at commercial banks based on actual operational needs.

AD Office 11 – Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

September 8, 2017

Subject to review from relevant authorities and procedures of the commercial banks, the estimated time to receive all the necessary approvals to use the proceeds is approximately six to eight weeks in the case of loans and approximately two to four weeks in the case of capital contributions. The Company has been advised by its PRC counsel, Jingtian & Gongcheng, that with adequate application materials and subject to governmental review conducted on a case-by-case basis, there are no material legal impediments for the Company’s PRC subsidiary, VIEs and the VIEs’ principal subsidiaries to convert and use the proceeds received from this offering based on current PRC exchange regulations.

*        *         *

If you have any questions regarding the Revised Draft Registration Statement, please contact me at david.zhang@kirkland.com, +852 3761 3318 (work) or +852 9124 8324 (cell), or Steve Lin at steve.lin@kirkland.com, +86 10 5737 9315 (work) or +86 186 1049 5593 (cell). Questions pertaining to accounting and auditing matters may be directed to Charlotte Lu at Deloitte Touche Tohmatsu at chalu@deloitte.com.cn, +86 21 6141 1801 (work). Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Thank you for your time and attention.

Very truly yours,

/s/ David Zhang

David T. Zhang

Enclosures

c.c.	Yi Zuo, Chief Financial Officer

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP

Charlotte Lu, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP

Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP